EuroZinc Mining Corporation

SECOND QUARTER REPORT

For the three and six months ended June 30, 2006

(Unaudited)

(Expressed in thousands of U.S. dollars, except where indicated)

•

Consolidated Balance Sheets

•

Consolidated Statements of Operations

•

Consolidated Statements of Shareholders’ Equity

•

Consolidated Statements of Cash Flows

•

Notes to Consolidated Financial Statements

EUROZINC MINING CORPORATION
Consolidated Balance Sheets
(Unaudited - in thousands of US dollars)
	June 30	December 31
	2006	2005

ASSETS
Current
Cash and cash equivalents	$ 97,291	$ 27,597
Restricted investments (Note 2)	41,481	-
Accounts receivable	80,331	66,027
Inventories	10,684	8,517
Prepaid expenses	2,205	3,036
	231,992	105,177
Reclamation fund	23,315	19,829
Property, plant and equipment (Note 3)	327,350	301,380
Future income tax asset	27,652	20,500
Deferred financing and other assets	1,681	1,705
Total Assets	$ 611,990	$ 448,591

LIABILITIES
Current
Accounts payable and accrued liabilities	$ 57,103	$ 47,723
Taxes payable	30,398	21,978
Current portion of long-term liabilities (Notes 4 and 5)	15,739	11,225
	103,240	80,926
Long-term debt (Note 4)	42,335	38,910
Net derivative instruments liability (Note 5)	44,393	26,782
Aljustrel production liabilities (Note 4 (d))	-	11,997
Asset retirement and other mine closure obligations (Note 7)	65,457	58,946
Total Liabilities	255,425	217,561

SHAREHOLDERS' EQUITY
Share capital (Note 6 (a))	166,094	150,783
Options and warrants (Note 6 (b))	2,714	4,485
Currency translation adjustment	15,905	(7,025)
Retained earnings	171,852	82,787
Total Shareholders' Equity	356,565	231,030

Total Liabilities and Shareholders' Equity	$ 611,990	$ 448,591

Commitments (Note 12)

See accompanying notes to consolidated financial statements

EUROZINC MINING CORPORATION
Consolidated Statements of Operations
(Unaudited, in thousands of US dollars, except for per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2005	2006	2005
		(Restated)		(Restated)
		(Note 11)		(Note 11)
Revenues	$ 168,487	$ 64,952	$ 257,398	$ 133,685
Cost of sales	26,789	25,076	49,453	53,791
Royalties	6,834	1,773	9,711	3,306
Accretion of asset retirement obligations	711	926	1,423	1,499
Depreciation, depletion and amortization	6,850	6,841	13,295	10,404
Operating profit	127,303	30,336	183,516	64,685

Expenses (income)
General and administration	2,851	1,765	4,305	3,295
Exploration and business development	923	144	1,453	144
Interest and other, net (Note 9)	3,090	1,365	5,614	3,226
Gain on settlement of production liabilities (Note 4 (d))	(8,541)	(1,580)	(8,541)	(1,580)
Realized loss on derivative instruments	32,245	6,185	44,910	11,506
Unrealized loss on derivative instruments	6,404	651	24,729	1,529
	36,972	8,530	72,470	18,120

Earnings before income taxes	90,331	21,806	111,046	46,565
Current income tax expense	19,277	5,164	27,392	9,787
Future income tax expense (recovery)	(570)	380	(5,411)	1,539
Net earnings for the period	$ 71,624	$ 16,262	$ 89,065	$ 35,239

Earning per share - basic and diluted - CDN	$ 0.14	$ 0.04	$ 0.18	$ 0.08
Earning per share - basic and diluted - US	$ 0.13	$ 0.03	$ 0.16	$ 0.07

Weighted average number of shares - basic	555,920	520,522	549,642	513,869
Weighted average number of shares - diluted	560,484	527,243	553,595	523,466

See accompanying notes to consolidated financial statements

EUROZINC MINING CORPORATION
Consolidated Statements of Shareholders' Equity
As at June 30, 2006
(Unaudited - in thousands of US dollars and shares in thousands)

			Options	Currency
	Common Shares		and	Translation	Retained
	Shares	Amount	Warrants	Adjustment	Earnings	Total
Balance, December 31, 2004	479,536	$ 128,386	$ 4,114	$ 10,296	$ (5,550)	$ 137,246
Issued on exercise of stock options	4,492	2,120	(951)	-	-	1,169
Issued on exercise of warrants	53,576	20,277	-	-	-	20,277
Stock based compensation	-	-	1,322	-	-	1,322
Effect of foreign currency translation	-	-	-	(17,321)	-	(17,321)
Net earnings for the year	-	-	-	-	88,337	88,337
Balance, December 31, 2005	537,604	150,783	4,485	(7,025)	82,787	231,030
Issued on exercise of stock options	9,262	6,386	(1,453)	-	-	4,933
Issued on exercise of warrants	12,964	8,925	(1,698)	-	-	7,227
Stock based compensation	-	-	1,380	-	-	1,380
Effect of foreign currency translation	-	-	-	22,930	-	22,930
Net earnings for the period	-	-	-	-	89,065	89,065
Balance, June 30, 2006	559,830	$ 166,094	$ 2,714	$ 15,905	$ 171,852	$ 356,565

See accompanying notes to consolidated financial statements

EUROZINC MINING CORPORATION
Consolidated Statements of Cash Flows
(Unaudited - in thousands of US dollars)
	Three months ended		Six months ended
	June 30,		June 30,
	2006	2005	2006	2005
		(Restated)		(Restated)
		(Note 11)		(Note 11)
Cash flow from (used by) operating activities
Net earnings for the period	$ 71,624	$ 16,262	$ 89,065	$ 35,239
Non-cash items:
Depreciation, depletion and amortization	6,850	6,841	13,295	10,404
Amortization of financing costs	276	1,490	526	3,206
Accretion expense	2,177	1,661	3,293	2,646
Stock based compensation	1,222	110	1,380	435
Future income tax expense (recovery)	(570)	380	(5,411)	1,539
Gain on settlement of production liabilities (Note 4 (d))	(8,541)	(1,580)	(8,541)	(1,580)
Unrealized loss on derivative instruments	6,404	651	24,729	1,529
Unrealized foreign exchange loss	3,432	(1,478)	4,193	(1,478)
Other	263	(525)	1,233	(469)
	83,137	23,812	123,762	51,471
Changes in non-cash working capital items	12,310	10,432	2,612	2,583
	95,447	34,244	126,374	54,054
Cash flow used by investing activities
Property, plant and equipment expenditures	(12,220)	(8,283)	(18,398)	(13,251)
Reclamation fund	(1,899)	(1,519)	(1,899)	(1,519)
Restricted investments (Note 2)	(41,481)	-	(41,481)	-
Proceeds from sale of assets	-	287	-	287
Purchase of price participation rights	-	-	-	(26,000)
	(55,600)	(9,515)	(61,778)	(40,483)
Cash flow from (used by) financing activities
Shares issued for cash	7,508	3,787	12,160	18,791
Financing costs	(228)	83	(380)	(1,323)
Aljustrel production liability payments	-	16	-	(682)
Repayment of copper put premiums	(2,445)	(1,036)	(4,890)	(2,072)
Loan proceeds	11,805	-	11,861	77,667
Loan repayments	(15,920)	(44,471)	(16,912)	(107,751)
	720	(41,621)	1,839	(15,370)

Effect of exchange rate changes on cash and cash equivalents	2,517	1,321	3,259	1,785
Increase in cash and cash equivalents during the period	43,084	(15,571)	69,694	(14)
Cash and cash equivalents, beginning of period	54,207	44,802	27,597	29,245
Cash and cash equivalents, end of period	$ 97,291	$ 29,231	$ 97,291	$ 29,231
Interest and income taxes paid
Interest	$ 598	$ 563	$ 598	$ 563
Income taxes	$ 21,220	$ 7,689	$ 21,220	$ 7,689

See accompanying notes to consolidated financial statements

EUROZINC MINING CORPORATION

Notes to consolidated financial statements

For the three and six months ended June 30, 2006

(Unaudited – Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

1.

BASIS OF PRESENTATION

These interim, unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and follow the same accounting policies and methods as disclosed in the Company’s most recent annual consolidated financial statements.  Accordingly, these unaudited consolidated financial statements should be read in conjunction with the Company’s 2005 audited consolidated financial statements.

These interim, unaudited consolidated financial statements include all adjustments that are, in the opinion of management, necessary for fair presentation.

Certain comparative figures have been reclassified to conform to current presentation.

2.

RESTRICTED INVESTMENTS

As at June 30, 2006, the Company has deposited $41,481,000 (€32,460,000) with one commodity trading house, as security for the mark-to-market exposure on certain derivative instruments that mature monthly during the remainder of 2006.  In addition, the Company has provided letters of credit totaling $25,558,000 (€20,000,000).

The Company has not done any transactions with this institution since October 2005 and all other derivative instrument transactions are on an unsecured and margin-free basis.

3.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of:

	June 30, 2006			December 31, 2005
		Accumulated			Accumulated
		depreciation			depreciation
	Cost	and depletion	Net	Cost	and depletion	Net
Mineral properties
Neves-Corvo	$ 98,157	$ 6,285	$ 91,872	$ 91,723	$ 5,172	$ 86,551
Aljustrel	11,649	-	11,649	11,310	-	11,310
	109,806	6,285	103,521	103,033	5,172	97,861
Plant and equipment
Neves-Corvo	178,872	39,910	138,962	157,294	27,331	129,963
Aljustrel	7,574	393	7,181	7,060	347	6,713
Other	254	125	129	219	102	117
	186,700	40,428	146,272	164,573	27,780	136,793
Development and other
Neves-Corvo	45,074	2,710	42,364	35,863	1,559	34,304
Aljustrel	32,672	-	32,672	30,011	-	30,011
Malhadinha	2,521	-	2,521	2,411	-	2,411
	80,267	2,710	77,557	68,285	1,559	66,726

Total	$ 376,773	$ 49,423	$ 327,350	$ 335,891	$ 34,511	$ 301,380

During the six months ended June, 2006 the Company spent $18,398,000 at the Neves-Corvo and Aljustrel mines on capital equipment, mine development and related infrastructure.

EUROZINC MINING CORPORATION

Notes to consolidated financial statements

For the three and six months ended June 30, 2006

(Unaudited – Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

4.

LONG-TERM DEBT

Long-term debt consists of:

	June 30	December 31
	2006	2005

Somincor bonds - 2005 to 2009 (a)	$ 34,503	$ 31,973
Capital lease obligations (b)	6,497	7,305
Deferred employee housing sales	286	207
Investment incentive loan (c)	3,132	3,293
Aljustrel debt (d)	2,201	-
Total	46,619	42,778
Less: current portion	(4,284)	(3,868)
	$ 42,335	$ 38,910

a)

On December 17, 2004, the Company’s wholly-owned subsidiary, Somincor, issued 540,000 unsecured bonds with a nominal value of €50 each for a total of €27,000,000, which is equivalent to $34,503,000 (December 31, 2005 - $31,973,000).  The increase in this debt resulted entirely from the changes in the US$/€ exchange rates at the end of each reporting period.  These bonds have a five-year term with 100% of the principal repayable at maturity on December 17, 2009 and bear interest at “EURIBOR 6 months” plus 0.875%.  Interest payments are due on June 17 and December 17 of each year;

b)

Capital lease obligations relate to mining and computer equipment and passenger vehicles with three or four year terms and bear interest at between 1.25% to 1.75% above “3 month” and “6 month” EURIBOR;

c)

The European Union (“EU”) established special investment programs to promote the development of some countries within the EU.  The Neves-Corvo mine is located in one of these regions in Portugal which qualified for investment incentives. Between 2001 and 2002 Somincor incurred approximately $20,000,000 of eligible expenditures resulting in a non-refundable grant of $800,000 and an interest-free loan of $4,565,000.  The interest-free loan is repayable in semi-annual installments of $626,000 (€490,000) ending on July 30, 2008; and

d)

The Aljustrel debt of $2,201,000 (€1,725,000) represents the balance owing to the vendor of Aljustrel mine as a result of the renegotiation of the Aljustrel production liabilities of $17,791,000 (€13,868,000) and contingent obligation of $28,188,000 (€21,973,000) that were assumed on the acquisition of Aljustrel mine in 2001.  The settlement agreement was executed on May 14, 2006 for a total of $4,426,000 (€3,450,000) and half the amount was paid at closing of this agreement.  The final payment is due on November 14, 2008.  This settlement resulted in a one-time gain of $8,541,000 (€6,658,000).

EUROZINC MINING CORPORATION

Notes to consolidated financial statements

For the three and six months ended June 30, 2006

(Unaudited – Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

5.

NET DERIVATIVE INSTRUMENTS LIABILITY

Net derivative instruments liability (assets) consists of:

	June 30	December 31
	2006	2005

Copper put options	$ (55)	$ (741)
Forward sales	46,601	17,095
Currency hedges	(4,579)	(328)
	41,967	16,026
Deferred premiums	13,881	18,113
Total	55,848	34,139
Less: current portion	(11,455)	(7,357)
Long-term portion of net derivative instrument liabilities	$ 44,393	$ 26,782

During the six months ended June 30, 2006, the Company:

a)

recognized a realized loss on derivative instruments of $44,910,000 (2005 - $11,506,000) on the settlement of copper forward sales contracts; and

b)

recognized mark-to-market loss of $24,729,000 (2005 - $1,529,000) on outstanding derivative contracts as summarized below:

	2006	2007	Total

Copper
Puts acquired in 2005 (tonnes)	12,000	-	12,000
Average price (US$/Ib)	$ 1.36	-	$ 1.36

Puts acquired in 2004 (tonnes)	33,804	52,704	86,508
Average price (US$/Ib)	$ 0.86	$ 0.86	$ 0.86

Forward sales (tonnes)	12,000	8,400	20,400
Average price (US$/Ib)	$ 1.58	$ 3.00	$ 2.16

US Currency
Forward sales	$ 88,500	$ 8,000	$ 96,500
Average US$/EUR	1.2121	1.2734	1.2172

EUROZINC MINING CORPORATION

Notes to consolidated financial statements

For the three and six months ended June 30, 2006

(Unaudited – Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

6.

SHARE CAPITAL

Authorized: Unlimited number of common shares without par value

Issued and outstanding:

a)

Common shares issued and outstanding are:

	Number of
(in thousands)	Shares	Amount
Balance, December 31, 2004	479,536	$ 128,386
Issued during the year:
Issued on exercise of stock options	4,492	1,169
Issued on exercise of share purchase warrants	53,576	20,277
Fair value of options exercised	-	951
Balance, December 31, 2005	537,604	$ 150,783
Issued during the six months ended June 30, 2006
Issued on exercise of stock options	9,262	4,933
Issued on exercise of share purchase warrants	12,964	7,227
Fair value of options and warrants exercised	-	3,151
Balance, June 30, 2006	559,830	$ 166,094

b)

Stock Option Plan

The Company has a comprehensive stock option plan for its employees, directors and officers.  The plan provides for the issuance of incentive stock options to acquire up to 50,000,000 common shares and the exercise price shall not be less than the closing price of the common shares on the TSX on the trading day immediately preceding the day the options are granted.  The stock options granted are vested over a two year period and have a maximum term of up to five years.

Stock option transactions, in thousands, during the six months ended June 30, 2006 were as follows:

	Number of Options Outstanding	Weighted Average Exercise Price (CDN)
	(in thousands)
Balance, December 31, 2005	20,325	$ 0.62
Granted	3,450	2.67
Exercised	(9,262)	0.60
Balance, June 30, 2006	14,513	$ 1.12

EUROZINC MINING CORPORATION

Notes to consolidated financial statements

For the three and six months ended June 30, 2006

(Unaudited – Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

During the six months ended June 30, 2006, the Company granted 3,450,000 incentive stock options to employees, officers and directors of the Company at a weighted average exercise price of CDN$2.67 per share and expiring between January 4, 2011 and June 12, 2011.

The Company recognized a stock-based compensation expense of $1,380,000 in the current period (2005 - $435,000) relating to the new and previously granted options.  The fair value was determined using the Black-Scholes option-pricing model based on the following assumptions: expected life of the options between 1.5 and 2.5 years; risk free interest rates of 3% to 4%, expected stock price volatility of 34% to 53% and 0% dividend yield.

At June 30, 2006, the Company has the following options outstanding:

			Weighted
			Average
			Remaining	Number	Weighted
			Contractual	of	Average
	Year of	Number	Life	Options	Exercise
Range of exercise prices (CDN)	Expiry	Outstanding	(Years)	Exercisable	Price
		(in thousands)		(in thousands)
$0.15	2006	50	0.4	50	$ 0.15
$0.10	2007	730	1.5	730	$ 0.10
$0.60 - $0.66	2009	2,500	3.2	2,500	$ 0.63
$0.65 - $0.95	2010	7,700	4.0	3,857	$ 0.70
$1.26 - $2.90	2011	3,533	4.8	1,900	$ 2.68
		14,513	3.9	9,037	$ 1.12

c)

Share Purchase Warrants

During the six months ended June 30, 2006, the Company issued 12,964,000 common shares for proceeds of $7,227,000 (CDN$8,208,000) pursuant to the exercise of share purchase warrants.  There are no share purchase warrants outstanding as at June 30, 2006.

EUROZINC MINING CORPORATION

Notes to consolidated financial statements

For the three and six months ended June 30, 2006

(Unaudited – Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

7.

ASSET RETIREMENT AND OTHER MINE CLOSURE OBLIGATIONS

Asset retirement and other mine closure obligations consist of:

	Neves Corvo	Aljustrel	Total
Asset Retirement Obligation
Balance, December 31, 2004	$ 48,244	$ 4,361	$ 52,605
Change in estimate	1,859	(547)	1,312
Accretion during the year	2,740	255	2,995
Impact of foreign exchange	(907)	-	(907)
Balance, December 31, 2005	51,936	4,069	56,005
Accretion during the period	1,321	102	1,423
Impact of foreign exchange	4,160	-	4,160
Balance, June 30, 2006	57,417	4,171	61,588

Other mine closure obligations
Balance, December 31, 2004	1,900	-	1,900
Provisions during the year	1,306	-	1,306
Impact of foreign exchange	(265)	-	(265)
Balance, December 31, 2005	2,941	-	2,941
Provisions during the period	669	-	669
Impact of foreign exchange	259	-	259
Balance, June 30, 2006	3,869	-	3,869

Total	$ 61,286	$ 4,171	$ 65,457

8.

RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2006, the Company incurred reimbursable costs of $323,000 on behalf of a significant shareholder of the Company in connection with a secondary public offering.

EUROZINC MINING CORPORATION

Notes to consolidated financial statements

For the three and six months ended June 30, 2006

(Unaudited – Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

9.

INTEREST AND OTHER, NET

Interest and other income consist of:

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2005	2006	2005
Foreign exchange loss (gain)	$ 4,942	$ (1,070)	$ 6,485	$ (2,812)
Interest and accretion on long-term debt	756	2,159	1,641	4,421
Amortization of deferred financing costs	276	2,039	526	3,755
Interest and other (income)	(2,884)	(1,763)	(3,038)	(2,138)
	$ 3,090	$ 1,365	$ 5,614	$ 3,226

10.

SEGMENTED INFORMATION

The Company operates in one industry segment, namely base metal mining in one geographic region, Portugal.

EUROZINC MINING CORPORATION

Notes to consolidated financial statements

For the three and six months ended June 30, 2006

(Unaudited – Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

11.

RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS

During the third quarter ended September 30, 2005, the Company undertook a detailed review of the tax consequences resulting from the reorganization of its international subsidiaries and determined that the Portuguese income tax rate used in the calculation of future income taxes was incorrect.  During this review the Company determined that an enacted change in the Portuguese income tax rate in 2004 reduced the rate from 27.5 percent to 22.0 percent, effective January 1, 2005, for certain regions, including the region where the Company conducts its mine operations.  As a result, the Company has restated its consolidated financial statements to reduce the income tax rate used in establishing future income taxes.  Furthermore, the Company needed to restate an error in recording derivatives at fair value as well as the related consequences.

The effect of this restatement on the Company’s consolidated financial statements for the second quarter ended June 30, 2005 is summarized as follows:

	Previously Reported	Adjustment	Restated

For the three months ended June 30, 2005

Consolidated Statements of Operations
Income before income taxes	$ 20,915	$ 891	$ 21,806
Current income taxes	(6,698)	1,534	(5,164)
Future income taxes	(383)	3	(380)
Net income for the period	$ 13,834	$ 2,428	$ 16,262

For the six months ended June 30, 2005

Consolidated Statements of Operations
Income before income taxes	$ 46,754	$ (189)	$ 46,565
Current income taxes	(12,484)	2,697	(9,787)
Future income taxes	(1,878)	339	(1,539)
Net income for the period	$ 32,392	$ 2,847	$ 35,239

EUROZINC MINING CORPORATION

Notes to consolidated financial statements

For the three and six months ended June 30, 2006

(Unaudited – Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

12.

ALJUSTREL FINANCING COMMITMENT

A US$35 million project finance facility has been arranged with a European bank as part of the funding of the Aljustrel mine redevelopment.  This facility is for five years and bears interest at US LIBOR plus 1.75% (pre-completion) and 2.25% (post-completion) per annum.  Loan repayments will begin two years following the execution of the financing agreement.  The loan facility requires the Company to hedge a portion of the Aljustrel production as follows:

i)

50% of the planned zinc production and 75% of the planned lead production for the period between July 2007 and December 2008; and

ii)

45% of planned silver production for the period between July 2007 and June 2011.

Subsequent to June 30, 2006, the Company has hedged the following:

i)

3,600 tonnes of zinc, representing 10% of the required hedging, at an average price of $1.23 per pound and 900 tonnes of lead, representing 5% of the required hedging, at an average price of $0.50 per pound; and

ii)

420,000 ounces of silver, representing 20% of the required hedging, at an average price of $11.65 per ounce.